UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Dayforce, Inc.

(Name of Issuer)
Common stock, $0.01 par value

(Title of Class of Securities)
15677J108

(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15677J108	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS EdgePoint Investment Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,379,539
	6	SHARED VOTING POWER 2,244,566
	7	SOLE DISPOSITIVE POWER 8,379,539
	8	SHARED DISPOSITIVE POWER 2,244,566
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,624,105
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12		TYPE OF REPORTING PERSON IA, FI

CUSIP No. 15677J108	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Dayforce, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

3311 East Old Shakopee Road

Minneapolis, Minnesota 55425

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. with respect to the Common Stock, with $0.01 par value (the “Common Stock”), of Dayforce, Inc. (the “Issuer”).

EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts.

150 Bloor Street West, Suite 500

Toronto, Ontario M5S 2X9, Canada

Ontario, Canada

Item 2.	(d) Title of Class of Securities

Common stock, $0.01 par value (the “Common Stock”)

Item 2.	(e) CUSIP No.:

15677J108

CUSIP No. 15677J108	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 15677J108	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Information with respect to the Reporting Person’s ownership of the Common stock, $0.01 par value as of September 30, 2024, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

The amount beneficially owned by the Reporting Person is determined based on 158,100,000 shares of common stock outstanding as of July 24, 2024, as the Issuer reported in its 10-Q filed with the SEC on July 31, 2024.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 15677J108	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

EdgePoint Investment Group Inc.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer